Press release [Office translation 13122006]]
A.L. Industrier ASA sells its Alpharma shares for app. USD 300 million
Oslo, 13 December 2006
The Board of Directors of A.L. Industrier ASA has today entered into an agreement with the Board of Directors of Alpharma Inc. regarding the sale of all A.L. Industrier’s class B shares in Alpharma for USD 25.50 per share. A.L. Industrier receives in total app. USD 300 million for the stockholding in Alpharma.
The closing price of the Alpharma share at the New York Stock Exchange (NYSE) was on 12 December 2006 USD 24.39.
The sale of the shares to Alpharma is subject to the approval by the shareholders’ meeting in A.L. Industrier. An extraordinary shareholders’ meeting has been summoned on 28 December 2006 at 10.00 a.m.
The Board of Directors will as soon as practically possible arrange for the sales amount to be transferred to A.L. Industrier’s shareholders in an expedient way.
A.L. Industrier owns app. 11.9 million class B shares in Alpharma, and the sale will be implemented this year against a consideration in cash.
”The Board of Directors of A.L. Industrier has since February this year carried out a thorough strategy process in order to evaluate what is an appropriate way to organise the business in the future. Several alternatives have been carefully assessed. Our intent has been to arrange for a continued industrial development of Alpharma, combined with freeing our assets through the sale of our class B shares. The Board of Directors of A.L. Industrier is pleased with the agreement that has been entered into. The Board of Directors recommends that the shareholders vote for the agreement in the shareholders’ meeting on 28 December”, says Einar W. Sissener, Chairman of the Board of Directors of A.L. Industrier.

For further information, please contact:
Stein Aukner, managing director A.L. Industrier ASA, phone no. +47 901 23 953